SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Red Robin Gourmet Burgers, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

75689M101
(CUSIP Number)

Marc Weingarten, Esq. and
David E. Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75689M101	SCHEDULE 13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,395,128 (See Item 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,395,128 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY O WNED BY EACH PERSON 1,395,128 (See Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.95% (See Item 6)
14	TYPE OF REPORTING PERSON* IA; CO

CUSIP No. 75689M101	SCHEDULE 13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON MAGNOLIA MASTER FUND, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,188,084 (See Item 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,188,084 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,188,084 (See Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.62%(See Item 6)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 75689M101	SCHEDULE 13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,440
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 60,440
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.39%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 75689M101	SCHEDULE 13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GEH Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 75689M101	SCHEDULE 13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GEORGE HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,395,128 (See Item 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,395,128 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,395,128 (See Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.95% (See Item 6)
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 75689M101	SCHEDULE 13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Equity Strategies Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 146,604 (See Item 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 146,604 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 146,604 (See Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) .94% (See Item 6)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 75689M101	SCHEDULE 13D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SPOTLIGHT ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 75689M101	SCHEDULE 13D	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GREGORY P. TAXIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 75689M101	SCHEDULE 13D	Page 10 of 14 Pages

Item 1.	SECURITY AND ISSUER

The Schedule 13D filed on June 10, 2010 (the “Schedule 13D”), as amended by Amendment No. 1 dated June 24, 2010, as amended by Amendment No. 2 dated July 12, 2010, as amended by Amendment No. 3 dated August 5, 2010, as amended by Amendment No. 4 dated November 10, 2010 by the Clinton Group, Inc., a Delaware corporation, Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company, Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company, Clinton Equity Strategies Master Fund, Ltd., a Cayman Islands exempted company, GEH Capital, Inc., a Delaware corporation, George Hall, Spotlight Advisors, LLC, a Delaware Limited Liability Company, and Gregory Taxin relating to the shares of Common Stock, $0.001 par value per share (the "Shares"), of Red Robin Gourmet Burgers, Inc., a Delaware corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No. 5 to the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by

(b) The principal business address of the Reporting Persons, the Principal, the Portfolio Managers and the Directors is

(c) The principal business of the Reporting Persons, the Principal, the Portfolio Managers and the Directors is

(d) None of the Reporting Persons, the Principal, the Portfolio Managers or the Directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, the Principal, the Portfolio Managers or the Directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Principal, the Portfolio Managers and the Directors are citizens of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Funds for the purchase of the Shares reported herein were derived from available capital of CMAG, CSO, CES, CAB and SAL. A total of approximately $29,018,000 was paid to acquire such Shares.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to include the following:

On January 6, 2011, representatives of the Reporting Persons delivered a letter to the board of directors of the Issuer (the "Board") (the "January 2011 Letter") to advise the Board of its view that the time has come for the Board to proactively solicit proposals for the acquisition of the Company.  In furtherance thereof, the Reporting Persons also requested that the Board eliminate the existing poison pill and pledge not to adopt another poison pill without shareholder approval.
In the event that the Board does not adopt the recommendations of the Reporting Persons, the Reporting Persons advised that they will consider all of their options as shareholders.

The foregoing description of the Letter Agreement is a summary only and is qualified in its entirety by reference to the Letter Agreement, which is attached hereto as Exhibit 7 and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, board composition, strategy and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 15,595,799 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2010 as reported in the Issuer's Amendment No.1  to its Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on November 9, 2010 for the period ended October 3, 2010.

As of the close of business on January 6, 2011, Clinton may be deemed the beneficial owners of an aggregate of 1,395,128 Shares constituting approximately 8.95% of the Shares outstanding.  Spotlight may be deemed to beneficially own 5,700 shares, constituting less than 0.1% of the Shares outstanding.

By virtue of the Letter Agreement, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934 and may be deemed to beneficially own 1,400,828 Shares, constituting approximately 8.98% of the Shares outstanding.  However, (i) Clinton expressly disclaims beneficial ownership of the Shares beneficially owned by Spotlight and (ii) Spotlight expressly disclaims beneficial ownership of the Shares beneficially owned by Clinton.

(b) By virtue of investment management agreements with CMAG, CSO, CES and CAB, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,395,128 Shares beneficially owned by CMAG, CSO, CES and CAB. By virtue of his direct and indirect control of CGI, CMAG, CSO, CES and CAB, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI, CMAG, CSO, CES and CAB has voting power or dispositive power.

By virtue of his direct control as managing member of SAL, Gregory Taxin is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which SAL has voting power or dispositive power.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference.  Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7:  January 2011 Letter, dated January 6, 2011, from CGI and Spotlight to the Board.

CUSIP No. 75689M101	SCHEDULE 13D	Page 11 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 2011
CLINTON GROUP, INC.

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Group, Inc. its investment Manager

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
By: Clinton Group, Inc. its investment Manager

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON EQUITY STRATEGIES MASTER FUND, LTD.
By: Clinton Group, Inc. its investment Manager

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

GEH CAPITAL, INC.

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

SPOTLIGHT ADVISORS, LLC

By:	/s/ Gregory P. Taxin
Name: Gregory P. Taxin
Title: Managing Member

By:	/s/ Gregory P. Taxin
Gregory P. Taxin

CUSIP No. 75689M101	SCHEDULE 13D	Page 12 of 14 Pages

SCHEDULE B

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person during the past sixty days.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

CLINTON MAGNOLIA MASTER FUND, LTD.

           EQUITY

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

11/12/2010	10,000.00	18.68894
12/7/2010	(17,190.00)	20.51737
12/8/2010	(7,300.00)	21.04705
12/9/2010	20,000.00	20.23253
12/10/2010	43,799.00	19.97671
12/15/2010	10,000.00	20.5898
12/16/2010	700.00	20.68
12/17/2010	(25,000.00)	20
12/22/2010	5,000.00	22.13716
12/28/2010	10,000.00	21.8884
1/4/2011	49,000.00	20.78233
1/5/2011	16,100.00	20.61121
1/6/2011	95,000.00	21.71089
1/6/2011	5,000.00	21.80608

           OPTIONS

Trade Date	Expiration Date	Quantity	Strike Price ($)

11/16/2010	12/18/2010	(25,000.00)	20
11/29/2010	12/18/2010	(5,000.00)	20
12/3/2010	1/22/2011	(20,000.00)	20
12/8/2010	12/18/2010	(5,000.00)	20
12/8/2010	1/22/2011	(10,000.00)	20
12/13/2010	1/22/2011	(5,000.00)	20
12/13/2010	3/19/2011	(40,300.00)	22.5
12/13/2010	3/19/2011	(5,000.00)	20
12/13/2010	12/18/2010	(10,000.00)	20
12/15/2010	1/22/2011	(15,000.00)	20
12/16/2010	1/22/2011	(5,000.00)	20
12/16/2010	12/18/2010	5,000.00	20
12/17/2010	1/22/2011	(15,000.00)	20
12/17/2010	12/18/2010	15,000.00	20
12/17/2010	6/18/2011	(25,000.00)	22.5
12/17/2010	3/19/2011	(15,000.00)	22.5
12/21/2010	3/19/2011	(25,000.00)	22.5
12/21/2010	1/22/2011	(45,000.00)	22.5
12/21/2010	2/19/2011	(5,000.00)	22.5
12/21/2010	6/18/2011	(35,000.00)	25
12/21/2010	3/19/2011	(25,000.00)	25
12/22/2010	1/22/2011	(48,700.00)	22.5
12/23/2010	1/22/2011	(15,000.00)	22.5
12/27/2010	1/22/2011	(40,400.00)	22.5

CUSIP No. 75689M101	SCHEDULE 13D	Page 13 of 14 Pages

Trade Date	Expiration Date	Quantity	Strike Price ($)

12/30/2010	1/22/2011	(3,300.00)	22.5
1/3/2011	1/22/2011	(20,000.00)	22.5
1/4/2011	3/19/2011	(25,000.00)	22.5
1/4/2011	2/19/2011	(80,000.00)	22.5
1/4/2011	1/22/2011	(50,000.00)	20
1/4/2011	2/19/2011	(30,000.00)	20
1/5/2011	1/22/2011	(15,000.00)	20
1/6/2011	2/19/2011	(115,000.00)	22.5
1/6/2011	1/22/2011	15,000.00	20
1/6/2011	2/19/2011	(17,300.00)	20
1/6/2011	1/22/2011	(10,000.00)	20
1/6/2011	1/22/2011	(25,000.00)	22.5

CLINTON EQUITY STRATEGIES MASTER FUND, LTD.

            EQUITY

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

12/17/2010	(181,000.00)	20

          OPTIONS

Trade Date	Expiration Date	Quantity	Strike Price ($)
		-
11/10/2010	12/18/2010	(10,000.00)	20
11/12/2010	11/19/2010	10,100.00	20
11/12/2010	12/18/2010	(45,000.00)	20
11/22/2010	12/18/2010	(5,000.00)	20

SPOTLIGHT ADVISORS, LLC

          OPTIONS

Trade Date	Expiration Date	Quantity	Strike Price ($)

12/10/2010	12/18/2010	2,200.00	20
12/15/2010	12/18/2010	(2,200.00)	20

CUSIP No. 75689M101	SCHEDULE 13D	Page 14of 14 Pages

EXHIBIT 7

JANUARY 2011 LETTER

Clinton Group, Inc.                                                                                                         Spotlight Advisors, LLC
9 West 57th Street, 26th Floor                                                                                                          9 West 57th Street, 26th Floor
New York, NY  10019                                                                                                              New York, NY  10019

January 6, 2011

Board of Directors
Red Robin Gourmet Burgers, Inc.
6312 South Fiddlers Green Circle, # 200N
Greenwood Village, CO 80111

RE:           The Board’s Role in Red Robin’s Proposed Turnaround

Dear Madam and Sirs:

We write on behalf of Clinton Group, Inc. and Spotlight Advisors, LLC, together with their affiliates (the “Investor Group”), which own more than 1.4 million shares of Red Robin Gourmet Burgers, Inc. (the “Company”).

Over the Summer and again in the Fall, we spoke with representatives of the Board of Directors of the Company (the “Board”) about the role and responsibilities of the Board with respect to considering merger and acquisition proposals. We have been assured on multiple occasions that the Board is open to such a transaction and that it would fully and seriously consider any proposal received.

We believe, for the reasons below, that the time has come for the Board to proactively engage likely buyers and strategic partners about a sale of the Company and to solicit such proposals on behalf of owners.

We recognize that this would be quite a change in public posture for the Board. Last August, the Company adopted and maintains a so-called shareholder rights plan. We believe the adoption of this plan was perceived as a signal that the Board is unlikely to consider a sale of the Company.

By its terms, the plan even serves to preclude a super-majority of shareholders from accepting an acquisition proposal without first garnering approval of the Board. It thus turns the relationship between the owners and their representatives on its head and essentially puts us at your mercy. With due respect to the Board, shareholders have not asked you – and do not need you — to use the artifice of a poison pill (adopted without shareholder approval) nor the privilege of your Board seat to keep a majority of the Company’s owners from accepting a non-coercive acquisition proposal. The Company is, after all, our asset.

We do not need the Board to serve as our gatekeeper or guardian. Instead, the Board should work to provide the owners some choices at this critical juncture in the Company’s history.

The Company has embarked on a restructuring effort that we believe will ultimately bear fruit. As we have expressed before, we are strong supporters of change at Red Robin and believe there is significant upside to today’s cash flow generation and valuation. We are, so far, pleased with the performance of Mr. Carley. However, we are also mindful of the significant challenges in executing such a turnaround plan while remaining a publicly held company (such as the lack of guidance) and, even if all goes well, the likely volatility and uncertainty such an effort often engenders.

As significant owners of the Company, we are not convinced that the best path forward is a restructuring of the Company while it remains publicly owned. It is entirely possible that a sale to a financial sponsor or industry participant that has expertise in restructurings is a better choice: it could provide more certainty and less volatility and, in the case of a strategic buyer, for example, even more value than a successful public turnaround.

The only way for the Board and the owners to make an informed decision on this question is for the Board to change its public posture toward strategic transactions. We believe the Board should not only eliminate the poison pill, but that it should proactively solicit proposals for the acquisition of the Company. (We believe there are many interested parties.) Only by being informed of the alternatives can the Board make a good decision – one in which the shareholders can have confidence – about the best way forward.

If the Board does not take this path – eliminating the poison pill, pledging not to adopt another one without shareholder approval and seeking merger and acquisition proposals – we will be forced to consider all of our options as shareholders.

We are available to discuss the topics covered in this letter at any time and in any place that is convenient for you.

Sincerely,

George E. Hall                                                                                     Gregory P. Taxin
Clinton Group, Inc.                                                                            Spotlight Advisors, LLC